                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           SCOTT TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of issuer)


                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   810022301
           ------------------------------------------------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                         Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02117
                                 (617) 850-7570
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 8, 2001
            ------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                      (Continued on the following pages)

                             (Page 1 of 13 Pages)

_______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------                                          ------------------
CUSIP No.810022301                      13D                 Page 2 of 13 pages
------------------                                          ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Highfields Capital Management LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          954,160
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          954,160
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      954,160
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

------------------------------                    ----------------------------
      CUSIP No. 810022301             13D              Page 3 of 13 pages
------------------------------                    ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Highfields GP LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          954,160
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          954,160
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      954,160
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

------------------------------                    ----------------------------
      CUSIP No. 810022301             13D              Page 4 of 13 pages
------------------------------                    ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Jonathon S. Jacobson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          954,160
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          954,160
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      954,160
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------------                    ----------------------------
      CUSIP No. 810022301             13D              Page 5 of 13 pages
------------------------------                    ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Richard L. Grubman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          954,160
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          954,160
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      954,160
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-----------------------------                     --------------------------
 CUSIP No. 810022301                 13D            Page 6 of 13 pages
-----------------------------                     --------------------------

Item 1.    Security and Issuer.
           -------------------

     The securities to which this statement relates are the shares of Common Stock, par value $.10 per share (the "Shares"), of Scott Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Chagrin Highlands, 2000 Auburn Drive, Suite 400, Beachwood, OH 44122 .

Item 2.    Identity and Background.
           -----------------------

     (a), (b) and (c) This statement is being filed by the following persons:
Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

     Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Capital I LP, a Delaware limited partnership ("Highfields I"), Highfields Capital II LP, a Delaware limited partnership ("Highfields II"), and Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd." and, together with Highfields I and Highfields II, the "Funds"). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117.

     Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as the General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117.

     Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     The Shares to which this Schedule 13D relates are owned directly by the Funds.

-----------------------------                     --------------------------
 CUSIP No. 810022301                 13D            Page 7 of 13 pages
-----------------------------                     --------------------------

     (d) and (e)   During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     The aggregate purchase price of the 87,812 Shares owned by Highfields I was $2,009,707, inclusive of brokerage commissions.

     The aggregate purchase price of the 184,160 Shares owned by Highfields II was $4,214,773, inclusive of brokerage commissions.

     The aggregate purchase price of the 682,188 Shares owned by Highfields Ltd. was $15,612,876, inclusive of brokerage commissions.

     Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.    Purpose of Transaction.
           ----------------------

     The Shares reported in this filing were purchased and held in the ordinary course of business and for investment purposes only on behalf of the Funds, over which Highfields Capital Management has sole discretionary investment and voting power. In this regard, Highfields filed a Schedule 13G reporting its ownership of 5% or more of the outstanding Shares. In response to the Company's announcement of the proposed merger of the Company with Tyco International Ltd. ("Tyco"), Highfields is now converting its ownership filing on Schedule 13G to a filing on Schedule 13D.

     Based upon a review of publicly available information, including the Registration Statement on Form S-4 filed by Tyco with the Securities and Exchange Commission on February 23, 2001, Highfields opposes the proposed merger of the Company with Tyco in which each share of common stock of the Company would be exchanged for shares of common stock of Tyco having a value of $23.00. Highfields considers the proposed merger consideration of $23.00 per share to be inadequate. Consequently, Highfields intends to vote its shares against the proposed merger with Tyco at the meeting of Company shareholders to be called for such purpose.

-----------------------------                     --------------------------
 CUSIP No. 810022301                 13D            Page 8 of 13 pages
-----------------------------                     --------------------------

     In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise,
(iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the shares, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.    Interest in Securities of Issuer.
           --------------------------------

     (a) and (b) As of March 7, 2001, Highfields I, Highfields II and Highfields Ltd. owned beneficially 87,812, 184,160 and 682,188 Shares, respectively, representing approximately 0.52%, 1.09% and 4.02%, respectively, of the 16,947,488 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the "Form 10-Q").
                                                         ---------

     As of March 7, 2001, Highfields Capital Management in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 954,160 Shares owned beneficially by the Funds, representing approximately 5.63% of the 16,947,488 Shares outstanding as reported in the Form 10-Q.

     As of March 7, 2001, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 954,160 Shares owned beneficially by Highfields Capital Management, representing approximately 5.63% of the 16,947,488 Shares outstanding as reported in the form 10-Q.

     As of March 7, 2001, Mr. Grubman, in his capacity as a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 954,160 Shares owned beneficially by Highfields GP, representing approximately 5.63% of the 16,947,488 Shares outstanding as reported in the Form 10-Q.

-----------------------------                     --------------------------
 CUSIP No. 810022301                 13D            Page 9 of 13 pages
-----------------------------                     --------------------------

     As of March 7, 2001, Mr. Jacobson, in his capacity as a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 954,160 Shares owned beneficially by Highfields GP, representing approximately 5.63% of the 16,947,488 Shares outstanding as reported in the Form 10-Q.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by
                           ----------
reference.


     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

     Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

-----------------------------                     --------------------------
 CUSIP No. 810022301                 13D            Page 10 of 13 pages
-----------------------------                     --------------------------


                                   SIGNATURES

       After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the person's signing below certifies that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2001             HIGHFIELDS CAPITAL MANAGEMENT LP
       -------------

                                 By:  Highfields GP LLC, its General Partner

                                 /s/ KENNETH H. COLBURN
                                ----------------------------------------------
                                         Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                ----------------------------------------------
                                         Name/Title

                                 HIGHFIELDS GP LLC

                                 /s/ KENNETH H. COLBURN
                                ----------------------------------------------
                                         Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                ----------------------------------------------
                                         Name/Title

                                 JONATHON S. JACOBSON

                                 /s/ KENNETH H. COLBURN
                                ----------------------------------------------
                                         Signature

                                 Kenneth H. Colburn, Attorney-in-Fact
                                ----------------------------------------------
                                         Name/Title


                                 RICHARD L. GRUBMAN

                                 /s/ KENNETH H. COLBURN
                                ----------------------------------------------
                                         Signature

                                 Kenneth H. Colburn, Attorney-in-Fact
                                ----------------------------------------------
                                         Name/Title

-----------------------------                     -------------------------
 CUSIP No. 810022301                 13D            Page 11 of 13 pages
-----------------------------                     -------------------------

                                  Schedule A
                                  ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS I DURING THE PAST SIXTY DAYS


                                   Number of Shares                    Price
                                    of Common Stock                     Per
             Date                 Purchased/(Sold)(1)                Share($)(2)
             ----                 -------------------                -----------

            2/9/01                             10,123                    22.85
            2/9/01                              9,203                    22.74
            2/9/01                                267                    22.88
            2/9/01                             20,109                    22.83
           2/12/01                             15,467                    22.96
           2/12/01                                920                    22.79
           2/13/01                              4,177                    22.94
           2/13/01                              1,472                    22.92
           2/14/01                              1,086                    22.81
           2/14/01                              4,602                    22.85
           2/15/01                              2,209                    22.85
           2/15/01                                920                    22.94
           2/16/01                              9,203                    23.00
           2/16/01                                930                    22.94
           2/20/01                              1,841                    22.91
           2/21/01                                258                    22.88
           2/22/01                                  9                    22.88
           2/26/01                                690                    22.79
           2/26/01                              1,841                    22.81
           2/27/01                              1,841                    22.79
            3/5/01                                644                    22.77

            Total:                             87,812


___________________

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Price per share excludes brokerage commissions.

-----------------------------                     --------------------------
 CUSIP No. 810022301                 13D            Page 12 of 13 pages
-----------------------------                     --------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                        OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS II DURING THE PAST SIXTY DAYS


                                    Number of Shares                  Price
                                     of Common Stock                   Per
             Date                  Purchased/(Sold)(1)               Share($)(2)
             ----                  -------------------               -----------

            2/9/01                              21,231                  22.85
            2/9/01                              19,301                  22.74
            2/9/01                                 560                  22.88
            2/9/01                              42,173                  22.83
           2/12/01                              32,437                  22.96
           2/12/01                               1,930                  22.79
           2/13/01                               8,762                  22.94
           2/13/01                               3,088                  22.92
           2/14/01                               2,278                  22.81
           2/14/01                               9,650                  22.85
           2/15/01                               4,632                  22.85
           2/15/01                               1,930                  22.94
           2/16/01                              19,301                  23.00
           2/16/01                               1,949                  22.94
           2/20/01                               3,860                  22.91
           2/21/01                                 540                  22.88
           2/22/01                                  19                  22.88
           2/26/01                               1,448                  22.79
           2/26/01                               3,860                  22.81
           2/27/01                               3,860                  22.79
            3/5/01                               1,351                  22.77

            Total:                             184,160




___________________

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Price per share excludes brokerage commissions.

-----------------------------                     --------------------------
 CUSIP No. 810022301                 13D            Page 13 of 13 pages
-----------------------------                     --------------------------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                 BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS

                                   Number of Shares                   Price
                                    of Common Stock                    Per
             Date                 Purchased/(Sold)(1)                Share($)(2)
             ----                 -------------------                -----------

            2/9/01                             78,646                   22.85
            2/9/01                             71,496                   22.74
            2/9/01                              2,073                   22.88
            2/9/01                            156,218                   22.83
           2/12/01                            120,156                   22.96
           2/12/01                              7,150                   22.79
           2/13/01                             32,461                   22.94
           2/13/01                             11,440                   22.92
           2/14/01                              8,436                   22.81
           2/14/01                             35,748                   22.85
           2/15/01                             17,159                   22.85
           2/15/01                              7,150                   22.94
           2/16/01                             71,496                   23.00
           2/16/01                              7,221                   22.94
           2/20/01                             14,299                   22.91
           2/21/01                              2,002                   22.88
           2/22/01                                 72                   22.88
           2/26/01                              5,362                   22.79
           2/26/01                             14,299                   22.81
           2/27/01                             14,299                   22.79
            3/5/01                              5,005                   22.77

            Total:                            682,188


___________________

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Price per share excludes brokerage commissions.